Exhibit 99.1

Moolec Science Presents “Piggy Sooy”,
A Soybean Platform That Can Produce
Significantly High Amounts Of Pork Proteins

Luxembourg. June 26, 2023 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming technology, announced today an outstanding achievement in its Meat Replacements Program for the Soybean platform, as its new “Piggy Sooy” produced a significantly high amount of pork protein.

The animal protein reached a high expression level up to 26.6% of total soluble protein in soy seeds, 4x higher than initially projected by the Company. The result can be directly observed due to the pink color of Moolec’s soybeans, the same color as the pig (access the picture by clicking here). After this achievement, the Company’s soybean platform was renamed “Piggy Sooy”.

The breakthrough accomplishment has led Moolec to file a new patent utilizing a novel approach aiming to provide the Company with a frictionless regulatory pathway going forward.

Moolec’s CEO & Co-Founder Gastón Paladini said: “Piggy Sooy represents tangible and visual proof that Moolec’s technology has the capacity to achieve significant yields in plants to produce meat proteins. With this groundbreaking achievement, Moolec consolidates its position as a category creator and a pioneer in Molecular Farming for the food industry. Our plant biology team is writing the history of science in food, I couldn’t be prouder of them.”

This scientific milestone consolidates the Molecular Farming path as one of the most valuable alternative technologies to produce animal proteins, given that plants can function as animal protein factories in a more efficient manner than initially expected. This enhanced efficiency of plants has the potential to improve the economics of the Company’s business model.

Moolec Science is producing several meat proteins in plants as functional ingredients to improve the taste, appearance, texture, and nutrition of meat alternatives. Due to its enhanced functionality and final application, the Company also highlighted that these food ingredients could also be potentially commercialized within the ~$600 billion traditional processing meat industry.

Amit Dhingra, Ph.D., Chief Science Officer of Moolec said: “This achievement opens up a precedent for the entire scientific community that is looking to achieve high levels of protein expression in seeds via Molecular Farming.” He further emphasized: “Moolec has developed a unique, successful, and patentable platform for the expression of highly valuable proteins in the seeds of economically important crops such as soybeans. This platform has the potential to be used across a wide variety of proteins of interest for a broad range of industries, such as the pharma, cosmetic, diagnostic reagents, and other food industries.”

About Moolec Science SA

Moolec is a science-based food ingredient company focused on producing animal proteins in plants through Molecular Farming, a disruptive technology in the alternative protein landscape. Its purpose is to upgrade the taste, nutrition, and affordability of alternative protein products while building a more sustainable and equitable food system. The Company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like safflower, soybean, and pea. Moolec has a growing international patent portfolio (24, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in the Moolec’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contacts

●	Catalina Jones - comms@moolecscience.com

●	Edmond Lococo - Edmond.Lococo@icrinc.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com

●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com